

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2012

<u>Via E-Mail</u>
Christopher M. Starr, Ph.D.
Chief Executive Officer
Raptor Pharmaceutical Corp.
9 Commercial Blvd, Suite 200
Novato, California 94949

> **Re:** **Raptor Pharmaceutical Corp.**
> **Form 10-K for the Fiscal Year Ended August 31, 2011**
> **Filed November 14, 2011**
> **File No. 000-25571**

Dear Dr. Starr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K filed November 14, 2011</u>

<u>General</u>

1. We note that on the cover page of your Form 10-K you have designated both "Accelerated Filer" and "Smaller Reporting Company" status, and that you have omitted certain disclosures based on this Smaller Reporting Company designation. However, given the aggregate market value of equity held by non-affiliates of your company as of February 28, 2011, it does not appear that your company qualified for Smaller Reporting Company status. Please amend your filing to provide the portions of your Form 10-K that were omitted from your original filing based on Smaller Reporting Company status. Alternatively, please provide an analysis showing why you believe your company qualified for Smaller Reporting Company status at the time this Form 10-K was filed.

<u>Contractual Obligations with BioMarin, page 52</u>

2. It appears that the asset purchase agreement you entered into with BioMarin is material to your company. Please file the agreement as an exhibit to your amended Form 10-K and please disclose the amount of the royalty that will be due to BioMarin. Further, please clarify whether the agreement with BioMarin is actually a purchase agreement pursuant to which you acquired ownership of the intellectual property related to the RAP technology, or if the agreement is actually a license agreement to use the RAP technology in your research and development. Assuming the agreement is actually a license agreement, please also discuss the duration of the agreement, the termination provisions and any conditions you must satisfy in order to prevent your loss of rights to the intellectual property or result in the early termination of the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director